Exhibit (a)(2)

FORM OF E-MAIL ANNOUNCEMENT REGARDING COMMENCEMENT OF OFFER

From: stock.admin@bluecoat.com

Date: May 1, 2007

Subject: Tender Offer

We are pleased to announce that Blue Coat’s Tender Offer is officially launching today, May 1, 2007 and will remain open until May 29, 2007 at 11:59 p.m. Pacific Time (unless we extend or terminate it).

The Tender Offer will provide you with the opportunity to avoid the potentially adverse tax consequences under Section 409A of the Internal Revenue Code you may otherwise incur with respect to your retroactively priced options. The specifics of the program are described in the Offer to Amend Eligible Options and the exhibits thereto. You may obtain a copy of the relevant documents by logging on to the Tender Offer website at https://toadmin.bluecoat.com. We urge you to read the Offer to Amend Eligible Options and the exhibits thereto very carefully.

Options will remain subject to potentially adverse tax consequences under Section 409A until the close of the Tender Offer and the official amendment of such options on the first business day following the expiration of the Tender Offer. Therefore, we remind you that should you exercise your tendered options prior to the amendment of your tendered options, you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.

Below is an easy checklist that outlines how and when to tender affected Options.

(1) You must log on to the Tender Offer website at https://toadmin.bluecoat.com and use your employee ID and password for entry into the site. If the site does not recognize you, please send an e-mail to stock.admin@bluecoat.com with your name and employee ID number.

(2) Click on the MAKE AN ELECTION button to proceed with your election. You will be redirected to the first page of the Election Form. You will need to check the appropriate boxes next to each of your Eligible Options to indicate whether or not you are tendering your Eligible Options for amendment in accordance with the terms of the Offer.

(3) After completing the Election Form, you will be allowed to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, you should proceed to the Agreement to Terms of Election page. When you click on the “I Agree” box on the Agreement to Terms of Election, you will have completed the election process for tendering your Eligible Options.

(4) You will then be directed to the Print Confirmation page, where you can print a copy of the Print Confirmation to keep for your records.

KEY DOCUMENTS AND MATERIALS CONTAINED ON THE SITE:

•	Offer to Amend Eligible Options

•	Frequently Asked Questions

•	Election Form

•	Stock Option Amendment and Special Bonus Agreement

INFORMATIONAL MEETINGS

Finally, we, together with a representative of Deloitte Tax, will be holding a total of four informational sessions at our Corporate Headquarters starting Friday, May 4, 2007. The purpose of these meetings will be to properly and thoroughly explain the steps each employee must take to fully participate in the tender offer.

Please plan to attend one of the informational sessions. The dial in number for those unable to attend a live presentation is as follows: (XXX) XXX-XXXX; access code XXXXXX.

Where: BCSI Sunnyvale – 1st Floor Cafeteria

Dates/Times:

Friday, May 4 – 11:30 a.m.

Monday, May 7 – 11:30 a.m.

Tuesday, May 8 – 11:30 a.m.

Wednesday, May 9 – 11:30 a.m.

If you have trouble accessing https://toadmin.bluecoat.com, if you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please send your question in an e-mail to stock.admin@bluecoat.com.

Participation in the tender offer is voluntary, and may enable you to eliminate or reduce the potentially adverse personal tax consequences you may otherwise incur with respect to your Eligible Options under Section 409A and similar state tax laws.

KEY DATES TO REMEMBER

The commencement date of the Offer is May 1, 2007.

The Offer will expire at 11:59 pm Pacific Time on May 29, 2007 (unless we extend or terminate the Offer).

The Eligible Options will be amended on May 30, 2007 (unless we extend the Offer). Please be aware that your E*TRADE Employee Stock Plan account may not accurately reflect the amendment for one to two business days following the amendment date.

The cash bonus will be paid on January 15, 2008.

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